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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                               CORIXA CORPORATION
                                (Name of Issuer)


                    Common Stock, Par Value, $0.001 Per Share
                          (Title of Class of Securities)


                                    21887F100
                                 (CUSIP Number)


                                  April 8, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

      / /  Rule 13d-1(b)
      /X/  Rule 13d-1(c)
      / /  Rule 13d-1(d)

                                 Mark R. Beatty
                            Preston Gates & Ellis LLP
                          701 Fifth Avenue, Suite 5000
                            Seattle, Washington 98104
                                 (206) 623-7580

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------------------------------------------------------------
CUSIP No.: 21887F100
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

            Castle Gate L.L.C.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ----------------
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [  ]
                                                                      (b) [  ]
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Washington
-------------------------------------------------------------------------------
                              5     SOLE VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                2,507,725
          OWNED BY            -------------------------------------------------
            EACH              6     SHARED VOTING POWER
          REPORTING
           PERSON                   -0-
            WITH              -------------------------------------------------
                              7     SOLE DISPOSITIVE POWER

                                    2,507,725
                              -------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                    -0-
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,507,725
-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            14.6%
-------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

            CO
-------------------------------------------------------------------------------

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-------------------------------------------------------------------------------
CUSIP No.: 21887F100
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

            William H. Gates III
-------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ----------------
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [   ]
                                                                      (b) [   ]
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                              5     SOLE VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                2,507,725
          OWNED BY            -------------------------------------------------
            EACH              6     SHARED VOTING POWER
          REPORTING
           PERSON                   -0-
            WITH              -------------------------------------------------
                              7     SOLE DISPOSITIVE POWER

                                    2,507,725
                              -------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                    -0-
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,507,725
-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            14.6%
-------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

            IN
-------------------------------------------------------------------------------

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Item 1.
      (a)   NAME OF ISSUER:   Corixa Corporation (the "Issuer")

      (b)   ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER:
                  1124 Columbia St., Suite 200
                  Seattle, WA 98104

Item 2.
      (a)   NAME OF PERSON FILING:
                  (1) Castle Gate L.L.C. ("Company"), a limited liability company organized under the laws of the State of Washington

                  (2)   William H. Gates III

      (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  (1)   2365 Carillon Point, Kirkland, Washington 98033

                  (2)   One Microsoft Way, Redmond, WA 98052

      (c)   CITIZENSHIP:
                  (1)   State of Washington

                  (2)   United States

      (d) TITLE OF CLASS OF SECURITIES: Common Stock, Par Value, $0.001 Per Share ("Common Stock")

      (e)   CUSIP NUMBER: 21887F100

Item 3.     Not Applicable.

Item 4.     OWNERSHIP.

      (a)   AMOUNT BENEFICIALLY OWNED: 2,507,725. On April 8, 1999, the
            Company entered into an Equity Line of Credit and Securities Purchase Agreement (the "Agreement") with the Issuer. Pursuant to the Agreement, the Company agreed to provide the Issuer with up to $50 million of equity capital under a line of credit and the Issuer agreed to issue one share of Series A Preferred
            Stock ("Preferred Stock") to the Company for each $1,000 provided pursuant to the line of credit. Upon execution of the Agreement, the Issuer drew down $12,500,000 on the line of credit and issued 12,500 shares of Preferred Stock to the Company. The Preferred Stock is convertible into 1,470,588 shares of Common Stock, subject to certain potential adjustments, as stated in the Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock of Corixa Corporation. In addition, pursuant to the Agreement, the Issuer issued two separate warrants (the "Warrants") to the Company to purchase Common Stock. The Warrants are currently exercisable for a total of 1,037,137 shares of Common Stock.

                  The Preferred Stock and Warrants were issued to the Company and are held in the Company's name. William H. Gates III is a member of the Company and has the sole power to direct the vote of the Preferred Stock (on an as-converted basis) and the vote and disposition of the Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants.

      (b)   PERCENT OF CLASS:  14.6%.

      (c)   NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
            (i) Sole power to vote or to direct the vote 2,507,725. Includes all shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants issued to and held by the Company. William H. Gates III has the sole power to direct the vote of the Preferred Stock (on an as-converted basis) and the Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants.

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            (ii)  Shared power to vote or to direct the vote -0-.

            (iii) Sole power to dispose or to direct the disposition of:
                  2,507,725. Includes all shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants issued to and held by the Company. William H. Gates III has the sole power to direct the disposition of the Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants.

            (iv)  Shared power to dispose or to direct the disposition of: -0-.

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON:

            Under certain circumstances, the other member of the Company is entitled to receive a portion of the profits from a sale of the Common Stock.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:

            Not Applicable

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

Item 9.     NOTICE OF DISSOLUTION OF A GROUP:

            Not Applicable

Item 10.    CERTIFICATION:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                   April 19, 1999
                                                   --------------
                                                         Date

                                                  Castle Gate L.L.C.
                                                  By /s/ Michael Larson
                                                    --------------------------
                                                  Michael Larson, Manager



      The undersigned, on April 19, 1999, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the Common Stock, par value, $0.001 per share of Corixa Corporation.

/s/ William H. Gates III
------------------------------------
By  Michael Larson, Attorney in Fact

      Duly authorized under Power of Attorney dated March 31, 1999, by and on behalf of William H. Gates III.

                                   EXHIBITS

EXHIBIT 1.1 Special Power of Attorney Appointing Michael Larson Attorney in Fact dated March 31, 1999.